CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2026 and 2025

(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Expressed in thousands of United States dollars (Unaudited)

	Note	As at March 31, 2026	As at December 31, 2025

ASSETS
Current
Cash and cash equivalents		$92,974	$77,277
Receivables, prepaids and other assets	6	8,803	5,267
Inventories	7	33,013	29,178
Total current assets		134,790	111,722

Inventories	7	14,325	12,829
Other assets	6	554	1,545
Restricted cash		1,771	1,768
Mining interest, plant and equipment	8	122,871	80,581
TOTAL ASSETS		$274,311	$208,445

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	9	$28,543	$28,498
Deferred gain on sale of mineral interest		373	350
Current portion of Sailfish Gold Stream	10	13,147	-
Total current liabilities		42,063	28,848

Accrued liabilities	9	1,121	1,062
Provision for reclamation and rehabilitation	11	18,872	20,441
Deferred income taxes		8,320	6,962
Deferred gain on sale of mineral interest		321	399
Sailfish Gold Stream	10	29,195	0
Total liabilities		99,892	57,712

Shareholders' equity
Share capital	12	163,718	162,447
Contributed surplus	12	16,582	16,817
Accumulated other comprehensive income		1,851	2,350
Deficit		(7,732)	(30,881)
Total shareholders' equity		174,419	150,733
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$274,311	$208,445

Approved by the Board of Directors on May 13, 2026

"John Hick", Audit Committee Chair	"Akiba Leisman", Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME Expressed in thousands of United States dollars, except per share amounts (Unaudited)

		Three months ended
	Note	March 31, 2026	March 31, 2025

Revenue		$68,588	$31,775
Production services revenue		7	13
		68,595	31,788
Cost of sales
Production costs		(25,295)	(13,404)
Depreciation, depletion and amortization		(1,951)	(1,601)
		(27,246)	(15,005)
Gross profit		41,349	16,783

Exploration and evaluation expenses		(2,501)	(1,530)
General and administrative expenses	13	(4,388)	(1,701)
Other income (expense)
Accretion and interest expense	14	(305)	(282)
Loss on derivative instruments		-	(280)
Foreign exchange gain (loss)		377	(520)
Interest income		509	4
Other gains		179	-
Income before income taxes		35,220	12,474
Income tax expense		(10,713)	(3,050)
Deferred tax expense		(1,358)	-
Income for the period		$23,149	$9,424
Other comprehensive income
Items subject to reclassification into statement of income:
Foreign currency translation adjustment		$(499)	$511
Comprehensive income for the period		$22,650	$9,935
Basic income per common share		$0.26	$0.12
Diluted income per common share		$0.26	$0.12
Weighted average common shares outstanding - basic (thousands)		87,753	79,062
Weighted average common shares outstanding - diluted (thousands)		89,472	80,688

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Expressed in thousands of United States dollars, except per share amounts (Unaudited)
	Number of shares (000s)	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total
Balance at December 31, 2024	79,249	121,778	16,321	2,837	(64,013)	76,923
Shares cancelled (NCIB)	(535)	(749)	-	-	(608)	(1,357)
Shares issued on exercise of options	162	558	(234)	-	-	324
Shares issued on exercise of warrants	421	1,095	(361)	-	-	734
Share-based compensation	-	-	147	-	-	147
Net income	-	-	-	-	9,424	9,424
Other comprehensive income	-	-	-	511	-	511
Balance at March 31, 2025	79,297	122,682	15,873	3,348	(55,197)	86,706
Private placement	6,906	37,438	-	-	-	37,438
Shares issued on exercise of options	338	1,162	(389)	-	-	773
Shares issued on exercise of warrants	373	993	(321)	-	-	672
Common shares issued on RSU vesting	4	6	(6)	-	-	-
Common shares issued on DSU vesting	91	166	(166)	-	-	-
Share-based compensation	-	-	1,826	-	-	1,826
Net income	-	-	-	-	24,316	24,316
Other comprehensive loss	-	-	-	(998)	-	(998)
Balance at December 31, 2025	87,009	162,447	16,817	2,350	(30,881)	150,733
Shares issued on exercise of options	305	1,021	(320)	-	-	701
Common shares issued on RSU vesting	251	250	(250)	-	-	-
Share-based compensation	-	-	335	-	-	335
Net income	-	-	-	-	23,149	23,149
Other comprehensive loss	-	-	-	(499)	-	(499)
Balance at March 31, 2026	87,565	163,718	16,582	1,851	(7,732)	174,419

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in thousands of United States dollars, except per share amounts (Unaudited)
	Note	Three months ended
		March 31, 2026	March 31, 2025

Operating activities
Income for the period		$23,149	$9,424
Non-cash items:
Accretion and interest expense		51	280
Depreciation, depletion and amortization		2,735	1,682
Deferred income tax		1,358	-
Other gains		(179)	-
Change in fair value of derivative liability		-	280
Share-based payments		335	147
Unrealized foreign exchange (gain) loss		(50)	504
		$27,399	$12,317
Changes in non-cash working capital	17	(8,229)	(6,130)
Net cash provided by operating activities		19,170	6,187
Investing activities
Acquisition of EG Acquisition LLC, proceeds paid		-	(6,489)
Acquisition of EG Acquisition LLC, cash acquired		-	346
Acquisition of EG Acquisition LLC, transaction costs		-	(241)
Acquisition of Mt. Hamilton LLC, transaction costs		(502)	-
Expenditures on mining interest, plant and equipment		(3,302)	(2,391)
Net cash used in investing activities		$(3,804)	$(8,775)
Financing activities
Purchase of common shares - NCIB		-	(1,357)
Proceeds from exercise of warrants		-	734
Proceeds from exercise of options		701	324
Repayment of Sailfish Silver Loan		-	(899)
Repayment of interest on the Revised Wexford Loan		-	(317)
Payments on lease liability		-	(26)
Net cash generated (used) in financing activities		$701	$(1,541)

Effect of foreign exchange on cash and cash equivalents		(370)	8

Change in cash and cash equivalents		15,697	(4,121)
Cash and cash equivalents, beginning of the period		77,277	14,521
Cash and cash equivalents, end of period		$92,974	$10,400
Other information
Taxes paid in cash		$(14,833)	$(5,072)
Interest received		$509	$4
Supplementary Cash Flow Information	17

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

1 NATURE OF OPERATIONS

Mako Mining Corp. ("Mako" or the "Company") was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the Business Corporations Act (British Columbia) on November 14, 2007. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol "MKO". On March 30, 2026, the Company's common shares were listed and commenced trading on the NASDAQ Stock Market LLC ("NASDAQ") under the symbol "MAKO". The address of the Company's corporate office and principal place of business is Suite 700 - 838 West Hastings Street, Vancouver, BC, V6C 0A6, Canada.

Mako is a gold mining, development and exploration company. The Company's primary asset is the San Albino mine, an open pit mine located in Nicaragua. On March 27, 2025, the Company acquired EG Acquisition LLC (individually, or collectively with its subsidiaries, as applicable, "EGA"), resulting in the acquisition of the Moss Mine located in Arizona, United States of America (the "USA"). The Moss Mine is an open pit operation currently undergoing restart and ramp-up activities. On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of Mt. Hamilton LLC ("MHC") the owner of the Mt. Hamilton Project in Nevada, USA.  In addition to its mining operations, Mako continues to explore its other concessions in Nicaragua and advance the Mt. Hamilton Project n Nevada, USA and the Eagle Mountain Project in Guyana in preparation for development.

2 BASIS OF PRESENTATION

(a)    Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), as applicable to the preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). Accordingly, they do not include all the information and notes to the consolidated financial statements required by IFRS Accounting Standards for annual financial statements and should be read in conjunction with the Company's most recent audited consolidated financial statements for the year ended December 31, 2025.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 13, 2026.

(b)    Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value.

(c)    Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances, revenues and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date of disposition or until control ceases. Control exists when the Company has exposure or rights to variable returns from its involvement with an entity, and the ability to affect those returns through its power over the entity.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

The condensed interim consolidated financial statements of the Company include the following subsidiaries:

Subsidiary	Referred to as	Place of incorporation	Ownership interest	Principal activity
Goldsource Mines Inc.	"Goldsource"	Canada	100%	Parent company to EMGC.
Eagle Mountain Gold Corp.	"EMGC"	Canada	100%	Parent company to Stronghold.
Stronghold Guyana Inc.	"Stronghold"	Guyana	100%	Holds mineral interest in Guyana, exploration activities; and has a 98% interest in a joint arrangement with Kilroy Mining Inc to operate the Eagle Mountain Project.
Gold Belt, S.A.	"Gold Belt"	Nicaragua	100%	Holds mineral interest in Nicaragua, exploration activities.
Nicoz Resources, S.A.	"Nicoz"	Nicaragua	100%	Gold production. Holds mineral interest in Nicaragua, San Albino and Las Conchitas deposits and exploration activities.
Mako US Corp.	"Mako US"	United States	100%	Service company and parent company to EGA.
EG Acquisition LLC	"EGA"	United States	100%	Parent company to GVC.
Golden Vertex Corp	"GVC"	United States	100%	Gold production. Holds mineral interest in the USA, the Moss Mine.
Mt. Hamilton LLC	"MHC"	United States	100%	Holds mineral interest in USA, the Mt. Hamilton Project.

3 MATERIAL ACCOUNTING POLICIES

The accounting policies and methods used in the preparation of these condensed interim consolidated financial statements are the same as those applied in the Company's most recent audited consolidated financial statements for the year ended December 31, 2025, except for below:

In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (amendments to IFRS 9 and IFRS 7). The amendments clarify the requirements for the recognition and derecognition of financial assets and financial liabilities, including introducing an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system before the settlement date.

The amendments also provide additional guidance on assessing the contractual cash flow characteristics of financial assets, including those with contingent or ESG-linked features, and enhance disclosure requirements for financial instruments with contingent features and for equity instruments designated at fair value through other comprehensive income.

The Company adopted the amendments effective January 1, 2026. These amendments have no material impact on the condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, Mako applied the election to deem these financial liabilities to be discharged before the settlement date.

IFRS accounting standards and pronouncements - not yet adopted

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new presentation requirements for the statement of profit or loss, including the use of three defined categories, operating, investing, and financing, and the inclusion of specified subtotals. The standard also requires entities to provide additional disclosures for management-defined performance measures, as well as enhanced guidance on the aggregation and disaggregation principles that apply to both the primary financial statements and the notes. IFRS 18 does not change the recognition or measurement of items in the financial statements, nor the classification or presentation of items within other comprehensive income.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim periods, with retrospective application required. Early application is permitted. The Company is currently assessing the impact of this new standard on its future financial statements.

4 ESTIMATION UNCERTAINTY AND AREAS OF SIGNIFICANT JUDGEMENT

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed interim consolidated financial statements, the Company applied the same significant judgments in applying its accounting policies and is exposed to the same sources of estimation uncertainty as disclosed its Annual Financial Statements except for the following changes.

(a)    Business combinations and asset acquisitions

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value and no goodwill arises on the transaction. The acquisition of MHC was determined to be a purchase of assets. Refer to note 5 for additional details.

(b)    Achievement of commercial production

Depreciation of capitalized costs begins once a mine reaches the operating levels intended by management. Determining when specific assets reach this stage requires significant judgment. In making this assessment, management considered several factors, including the mobilization of the mining contractor, the ore feed rate to the crusher, and metallurgical recoveries achieving a predetermined target of plan.  As at March 31, 2026, the Moss Mine did not reach commercial production.

(c)    Gold stream obligations

The carrying value of the Sailfish Gold Stream represents management's best estimate of the fair value of the arrangement on initial recognition and at the reporting date. In determining fair value, management applies judgment in selecting an appropriate valuation methodology and makes significant assumptions regarding future gold prices and the discount rate, based on prevailing market conditions and reflecting risks specific to the arrangement. Refer to note 10 for additional details.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

5 ACQUISITION OF MT. HAMILTON LLC

On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of MHC, the owner of the Mt. Hamilton Project located in Nevada, United States, from Sailfish Royalty Corp. ("Sailfish"). Management determined that substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, being the mineral property associated with the Mt. Hamilton Project. Accordingly, the transaction was accounted for as an asset acquisition.

The total consideration for the acquisition consisted of consideration in the form of two gold stream commitments, as described in note 10. Total purchase price was determined as follows:

	Note	$
Fair value of Sailfish Gold Stream	10	42,342
External legal and advisory fees and due diligence costs		1,286
Total consideration		43,628

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition, which are as follows:

$
Assets acquired and liabilities assumed:
- Exploration and evaluation asset	43,630
- Reclamation bond	139
Less:
- Accounts payable and accrued liabilities	(2)
- Reclamation and rehabilitation obligation	(139)
43,628

The Mt. Hamilton Project consists of four mineral property leases that require annual advance minimum royalty payments (the "Minimum Royalty Payments"). Two of the leases are governed by separate agreements with Centennial Minerals Company ("CMC") and require Minimum Royalty Payments of $300 and $80, respectively. The agreement with Carrington requires an annual Minimum Royalty Payment of $130, which increases by $2 each year. The agreement with Osisko Mining (USA) Inc. requires a Minimum Royalty Payment equal to the greater of $33 or the cash equivalent of 33 ounces of gold. As of the acquisition date, aggregate Minimum Royalty Payments totaling $9,021 had been made.

Subject to the terms of the respective agreements, the Minimum Royalty Payments are creditable against future net smelter return ("NSR") royalties payable upon commencement of commercial production. Upon acquisition, the Mt. Hamilton Project was classified as an exploration and evaluation asset in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. Given the inherent uncertainty related to the recoverability of these advance payments prior to the determination of technical feasibility and commercial viability, no separate asset was recognized for the Minimum Royalty Payments. Accordingly, such payments were capitalized as part of the exploration and evaluation asset for the Mt. Hamilton Project. These advance payments will be separately assessed and reclassified, as appropriate, upon a decision to proceed with development.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

6 RECEIVABLES, PREPAIDS AND OTHER ASSETS

	As at March 31, 026	As at December 31, 2025
Trade receivable	$3,087	$251
Prepaid expenses	1,278	1,872
Supplier advances and deposits	1,282	971
Senior Secured Debt (Refer (a) below)	1,800	1,800
Marketable security	1,069	236
Other	287	137
	8,803	5,267
Disclosed as non-current:
Supplier advances and deposits	554	549
Deferred transaction costs	-	996
	554	1,545
	$9,357	$6,812

(a) On July 2, 2025, the Company acquired, for $1,800, approximately $49,509 ("Face Value") of indebtedness (the "Senior Secured Debt") owing by Elevation Gold Mining Corporation ("Elevation") to Maverix Metals Inc. ("Maverix"), the senior secured creditor of Elevation under its CCAA proceedings before the Supreme Court of British Columbia. As a result of this acquisition, the Monitor in Elevation's Companies' Creditors Arrangement Act ("CCAA") proceedings will now facilitate any distributions to Mako as the principal secured creditor in place of Maverix. However, expected recoveries are significantly below the Senior Secured Debt's Face Value. As of March 31, 2026, the CCAA proceedings remain ongoing, and the Company continues to assess that the carrying amount of investment in debt will be recovered.

7 INVENTORIES

	As at March 31, 2026	As at December 31, 2025
Stockpiled ore	$11,780	$10,696
Ore in-circuit	1,926	1,584
Heap leach ore	13,646	11,262
Finished metal	1,670	1,621
Supplies and spare parts	3,991	4,015
	33,013	29,178

Disclosed as non-current:
Stockpiled ore	7,139	6,977
Heap leach ore	4,442	3,371
Supplies and spare parts	2,744	2,481
	14,325	12,829
	47,338	42,007

As at March 31, 2026 and 2025, non-current inventory is comprised of low-grade stockpiled ore at the San Albino Mine expected to be processed after 12 months, heap-leach ore at the Moss Mine expected to be recovered beyond 12 months and supplies and spare parts intended for use after more than 12 months.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

No net realizable value adjustments were required for low-grade stockpiled ore or heap-leach ore as at March 31, 2026 or 2025. During the period ended March 31, 2026, the Company recognized a provision of $102 (2025: Nil) related to non-current supplies and spare parts.

8 MINING INTERESTS, PLANT AND EQUIPMENT

	Mineral roperties	Building, Plant & Equipment	Exploration & Evaluation Assets	Development Asset	Total
Cost
As at December 31, 2025	$46,318	$49,114	$38,448	$7,463	$141,343
Additions	1,396	1,824	-	116	3,336
Acquisition Mt. Hamilton Project (Refer to note 5)	-	-	43,630	-	43,630
Asset retirement obligation	-	-	-	(1,891)	(1,891)
Foreign currency translation adjustment	-	(1)	(49)	-	(50)
As at March 31, 2026	$47,714	$50,937	$82,029	$5,688	$186,368

Accumulated depreciation
As at December 31, 2025	$23,222	$37,540	$-	$-	$60,762
Depreciation	1,771	964	-	-	2,735
As at March 31, 2026	$24,993	$38,504	$-	$-	$63,497
Net book value as at December 31, 2025	$23,096	$11,574	$38,448	$7,463	$80,581
Net book value as at March 31, 2026	$22,721	$12,433	$82,029	$5,688	$122,871

Exploration and evaluation asset includes $765 (2025: $765) for Potrerillos and El Jicaro in Nicaragua,  $37,634 (2025: $37,683) for Eagle Mountain Project in Guyana, and $43,630 (2025: nil) for Mt. Hamilton Project in the USA.

Exploration and evaluation assets for the Mt. Hamilton Project include advance royalty payments that are creditable against NSR royalties payable on future production.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

Royalty arrangements

Certain of the Company's mineral properties are subject to royalty arrangements. At March 31, 2026, the Company's significant royalty arrangements were as follows:

San Albino	2% NSR royalty payable to Sailfish.

Mt. Hamilton

Royalties payable on mineral interest at Mt. Hamilton Project include:

  a 2.4% NSR royalty on gold and silver production held by Sandstorm Gold Ltd., which is not subject to buyback.

  an additional 3.0% to 6.0% NSR royalty payable to other counterparties, on specified minerals (the “Other Royalties”), which are subject to optional buydown provisions that may be exercised by the Company prior to the commencement of commercial production, or within defined periods thereafter. The Other Royalties may be reduced to between 0.5% and 1.0% through aggregate cash payments of up to $13,000. In addition, the Company is required to make annual advance minimum royalty payments under these agreements, which are recoverable against future NSR royalties payable on production (refer to Note 5).

Moss Mine	During 2025, the Company's subsidiary Mako US acquired EGA, owner of the Moss Mine from Elevation under a CCAA proceeding and related Chapter 15 proceeding in the United States (collectively, the "Bankruptcy Process") on December 31, 2024. At the time of acquisition, a 1% NSR royalty at the Moss Mine held by affiliates of Sandstorm and a 3% NSR royalty at the Moss Mine held by Patriot Gold Corporation ("Patriot") (collectively, the "Royalty Holders") were being disputed by Elevation as part of the Bankruptcy Process whereby the court was asked to declare the validity of the real property interests asserted by the Royalty Holders.
On October 22, 2025, the United States Bankruptcy Court for the District of Arizona (the "US Court") granted Patriot real property interest in certain mineral interest at the Moss Mine. At March 31, 2026, the US Court has not concluded on the Sandstorm's real property interest.

9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Note	As at March 31, 2026	As at December 31, 2025
Accounts payable and accrued liabilities		$17,028	$13,722
Lease liability		44	69
Income taxes payable		9,805	13,925
Due to related parties	15	1,666	782
Total current liabilities		$28,543	$28,498

Non-current liability
Severance obligations		1,121	1,062
Total non-current liabilities		1,121	1,062
Total accounts payable and accrued liabilities		$29,664	$29,560

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

10 SAILFISH GOLD STREAM

On March 24, 2026, the Company closed a series of transactions with Sailfish in connection with the acquisition of MHC, which included the execution of a gold stream agreement requiring the delivery of refined gold to Sailfish ("Sailfish Gold Stream") under the following terms:

• Initial Stream Term (60 months): The Company is required to deliver 341.7 ounces of refined gold per month for a period of 60 months. The monthly delivery is subject to an adjustment mechanism designed to ensure that the monthly delivery value is not less than US$738 and not greater than US$1,011, which is equivalent to a gold price range of approximately US$2,700 per ounce to US$3,700 per ounce after application of the adjustment formula.

• Additional Stream Term (72 months): Following the completion of the Initial Stream Term, the Company is required to deliver 100 ounces of refined gold per month for an additional period of 72 months. Deliveries during this term are not subject to any adjustment mechanism.

For all ounces delivered under the Sailfish Gold Stream, Sailfish will pay the Company an amount equal to 20% of the London PM fixed price for refined gold, expressed in United States dollars, as determined by the London Bullion Market Association (or any successor organization) on the date of delivery. Deliveries under the stream arrangement commenced in April 2026.

The Sailfish Gold Stream is recognized as a financial liability and is measured at fair value through profit or loss. The fair value of the liability at initial recognition was determined as $42,342 using a discounted cash flow model. Management applied a discount rate of 25.06% and used the following gold price assumptions in estimating the fair value as of March 24, 2026, the date of initial recognition. As the reporting period end of March 31, 2026 occurred shortly after the closing date, management determined that no subsequent fair value remeasurement was required at period end, as there were no significant changes in assumptions or market conditions during this period.

Gold Price ($ per ounce)	2026	2027	2028	2029	2030-2037
At March 24, 2026	4,600	4,784	5,009	5,218	5,421

As at March 31, 2026
Current portion	$13,147
Non-current portion	29,195
$42,342

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

11 RECLAMATION AND REHABILITATION OBLIGATION ("ARO")

	San lbino Mine	Eagle Mountain Project	Moss Mine	Mt. Hamilton Project	Total
As at December 31, 2025	$3,875	$1,352	$15,214	$-	$20,441
Liability acquired on acquisition of Mt. Hamilton Project (Refer to note 5)	-	-	-	139	139
Changes in estimate	-	-	(1,891)	-	(1,891)
Accretion expense	35	17	133	-	185
Foreign currency translation adjustment	-	(2)	-	-	(2)
As at March 31, 2026	$3,910	$1,367	$13,456	$139	$18,872

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

12 SHARE CAPITAL

(a)  Authorized - Unlimited number of common shares, without par value.

(b)  Share options

The Company may grant stock options to its directors, executive officers, employees, and consultants to acquire common shares, exercisable for up to five years from the grant date and subject to vesting conditions, which generally occur in three equal annual tranches. The following table summarizes information about the movement of the share options outstanding under the Company's plan:

	March 31, 2026
	Number of options	WAEP
Opening balance	1,734,334	C$3.25
Granted	75,000	10.30
Exercised	(304,816)	3.13
Forfeited	(35,000)	3.47
Ending balance	1,469,518	C$3.63
Options exercisable	540,350	C$1.93
Weighted average remaining contractual life (in years)	3.12
Weighted average market price of shares on the dates share options were exercised	C$10.35

* WAEP = Weighted average exercise price

During the period ended March 31, 2026, the Company recorded share-based payments expense of $176 (2025: $56), all of which is included in general and administrative expenses.

(c)  Restricted share units ("RSU")

Under the terms of the Company's RSU Plan, the Board of Directors may grant RSUs to directors, officers, employees, and consultants, subject to vesting conditions, which generally occur over three years, and RSU's are settled in equity. The following table summarizes the RSU movements:

March 31, 2026
Opening balance	1,092,619
Exercised	(250,909)
Net settlement for tax withholding	(40,758)
Ending balance	800,952
Weighted average market price of shares on the dates share options were exercised	C$10.23

For the period ended March 31, 2026, total share‐based compensation relating to RSUs was $200 (2025: $60), of which all is included in general and administrative expenses. Additionally, the Company recognized $268 of share-based compensation related to RSUs withheld for tax purposes, reflecting the difference between settlement-date fair value and grant-date fair value.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

13 GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
	March 31, 2026	March 31, 2025
Accounting, consulting and legal	$1,060	$128
Salaries and benefits	1,530	885
Stock-based compensation	643	147
Directors’ fees	139	104
Depreciation	30	36
General office expenses	704	321
Investor relations and communications	69	48
Transfer agent fees and regulatory fees	213	32
	$4,388	$1,701

14 ACCRETION AND INTEREST EXPENSE

		Three months ended
	Note	March 31, 2026	March 31, 2025

Accretion on asset retirement obligation	11	$185	$56
Interest and accretion expense on the Wexford Loan		-	221
Interest expense - other		120	5
		$305	$282

15 RELATED PARTY TRANSACTIONS

(a)  Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President and Directors.

Three months ended	March 31, 2026	March 31, 2025
Director fees	$139	$104
Salaries, consulting and management fees	981	209
Share-based compensation	516	85
Total	$1,636	$398

As at March 31	2026	2025
Amount included in accounts payable and accrued liabilities	$667	$154

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

(b)  Sailfish Royalty Corp.

Sailfish is a publicly traded company related by a significant shareholder, directors and officers. In addition to the acquisition of MHC (Note 5) and Sailfish Gold Stream (Note 10), during the period ended March 31, 2026, the Company had the following transactions with Sailfish:

Gold stream sales

The Company sold 6 (2025: 17) ounces of gold to Sailfish for $7 (2025: $13) which is recognized as production service revenue. As at March 31, 2026, a balance of $7 (December 31, 2025: $10) was receivable from Sailfish and is included in receivables .

Royalty fee

Sailfish is entitled to a 2% NSR royalty of the production of all gold and silver ounces from San Albino Mine, excluding the certain area of interest, as defined in the amended gold stream agreement entered into in November 2018.

During the period ended March 31, 2026, a royalty fee of $999 (2025: $536) was payable to Sailfish and is included in production costs in the consolidated statement of income.

As at March 31, 2026, a balance of $999 (December 31, 2025: $773) was payable to Sailfish and is included in accounts payable and accrued liabilities.

Silver Option Agreement

The Company delivered 8,924 ounces of silver (2025: nil) to Sailfish pursuant to the option exercised by Sailfish under the terms of the silver loan with Sailfish.

(c)  Tes-Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company. During the period ended March 31, 2026, the Company received consulting and other services amounting to $69 (2025: $31). Amounts payable to Tes-Oro as at March 31, 2026, were nil (December 31, 2025: $9).

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

16 SEGMENTED INFORMATION

In determining the Company's segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company's mining operations share similar economic, operational and regulatory characteristics. The Company considers its San Albino Mine in Nicaragua, its Moss Mine in the United States, its Mt. Hamilton Project in  the United States and its Eagle Mountain Project in Guyana as its reportable segments. The corporate headquarters include operations in Canada and the United States and is presented for reconciliation purposes.

For the three months ended March 31, 2026, and 2025, the Company's principal product was gold (98%) and silver (2%) sold to refineries (three customers) at spot market prices.

The Company's segments are summarized as follows:

	San Albino	Moss Mine	Mt. Hamilton Project	Eagle Mountain Project	Total Operating Segments	Corporate	Total
Three months ended March 31, 2026
Revenue	$50,944	$17,651	$-	$-	$68,595	$-	$68,595
Production costs	(14,946)	(10,349)	-	-	(25,295)	-	(25,295)
Depreciation, depletion and amortization	(1,951)	-	-	-	(1,951)	-	(1,951)
Gross profit	$34,047	$7,302	$-	$-	$41,349	$-	$41,349
Exploration and evaluation expense	(1,192)	-	(80)	(1,229)	(2,501)	-	(2,501)
General and administrative expenses	-	-	-	-	-	(4,388)	(4,388)
Other income (expense)	344	(141)	-	(6)	197	563	760
Income and deferred taxes	(10,671)	(1,400)	-	-	(12,071)	-	(12,071)
Income for the period	$22,528	$5,761	$(80)	$(1,235)	$26,974	$(3,825)	$23,149
Total assets	$123,741	$40,818	$43,630	$39,510	$247,699	$26,612	$274,311
Total liabilities	$(31,264)	$(21,438)	$(141)	$(1,621)	$(54,464)	$(45,428)	$(99,892)
Capital expenditures	$(1,975)	$(859)	$-	$(21)	$(2,855)	$(481)	$(3,336)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

	San Albino	Moss Mine	Eagle Mountain Project	Total Operating Segments	Corporate	Total
Three months ended March 31, 2025
Revenue	$28,601	$3,187	$-	$31,788	$-	$31,788
Production costs	(10,244)	(3,160)	-	(13,404)	-	(13,404)
Depreciation, depletion and amortization	(1,601)	-	-	(1,601)	-	(1,601)
Gross profit	$16,756	$27	$-	$16,783	$-	$16,783
Exploration and evaluation expense	(493)	-	(1,037)	(1,530)	-	(1,530)
General and administrative expenses	-	-	-	-	(1,701)	(1,701)
Other income (expense)	(49)	(7)	(14)	(70)	(1,008)	(1,078)
Income and deferred taxes	(3,050)	-	-	(3,050)	-	(3,050)
Income for the period	$13,164	$20	$(1,051)	$12,133	$(2,709)	$9,424
Total assets	$65,040	$23,384	$38,699	$127,123	$2,213	$129,336
Total liabilities	$(18,022)	$(15,520)	$(1,606)	$(35,148)	$(7,482)	$(42,630)
Capital expenditures	$2,375	$-	$9	$2,384	$7	$2,391

17 SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended
	March 31, 2026	March 31, 2025

(a) Changes in non-cash working capital:
Change in receivables	$(2,836)	$(3,302)
Change in inventories	(5,332)	(46)
Change in prepaid expenses, and other	(346)	(17)
Change in accounts payable and accrued liabilities	2,748	(696)
Change in due to related parties	1,657	(158)
Change in tax liability	(4,120)	(1,911)
	$(8,229)	$(6,130)

(b) The significant non-cash financing and investing transactions:
Repayment of Sailfish Silver Loan (non-cash)	$-	$(401)
Change in current liabilities relating to mining interest expenditures	-	(189)

18 FINANCIAL INSTRUMENTS

Financial Instruments measured at fair value are classified into one of three levels using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2026 and 2025
All amounts are in thousands of United States dollars, unless otherwise stated
(Unaudited)

The Company's financial instruments include cash and cash equivalents, receivables, Secured Debt Investment, marketable securities, Sailfish Gold Stream and accounts payable. The carrying values of cash and cash equivalents, receivable, Secured Debt Investment, marketable securities, and accounts payable approximate fair value because of the short-term nature of these instruments or capacity of prompt liquidation. The Sailfish Gold Stream is carried at fair value determined by using a discounted cash flow model (refer to note 10). The Sailfish Gold Stream is measured using level 3 inputs.

During the year ended March 31, 2026, and 2025, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Liquidity risk

Liquidity risk represents the risk that the Company will be unable to meet its obligations associated with its financial liabilities as they fall due. The Company manages liquidity risk by preparing an annual budget for approval by the Board of Directors and preparing cash flow and liquidity forecasts on a regular basis. The Company's objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through debt financing.

Based on the Company's forecasted cash flows and the current working capital, the Company estimates that it will have sufficient liquidity to meet its obligations and operating requirements for at least the next twelve months.

The following are the contractual maturities of financial liabilities:

		Payment due by period
	Carrying Amount	Total cash outflow	Within 1 year	1 to 3 years	4 to 5 years	Above 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	28,543	28,543	28,543	-	-	-
Sailfish Gold Stream	42,342	91,970	13,147	24,272	23,693	30,858
Total	70,885	120,513	41,690	24,272	23,693	30,858

19 CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk. The capital structure of the Company currently consists of common shares. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company's funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new shares, debt and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.